UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

83548F 309

(CUSIP Number)

April 29, 2024

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 83548F 309	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

Jiang Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

497,943(1)(2)
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

497,943(1)(2)
	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,943(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 4,836,476 shares of common stock outstanding as of August 5, 2024, as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024.
(2)	Consists of 350,000 shares of common stock held directly by the Reporting Person and 147,943 shares of common stock issuable upon exercise of warrants to purchase common stock. The Reporting Person holds 350,000 warrants to purchase shares of common stock. However, the Reporting Person is subject to the beneficial ownership limitation of 9.99%, which limitation restricts the Reporting Person from exercising that portion of the warrants to purchase common stock held by the Reporting Person that would result in the Reporting Person and its affiliates owning, after such exercise a number of shares of common stock in excess of the applicable beneficial ownership limitation.

SCHEDULE 13G
CUSIP No. 83548F 309	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Sonim Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

4445 Eastgate Mall, Suite 200

San Diego, CA 92121

Item 2(a)	Name of Persons Filing

Jiang Liu

Item 2(b)	Address of Principal Business Office or, if none, Residence

Attn.: Jiang Liu

Unit 1507C, 15/F, Eastcore, 398 Kwun Tong Road,

Kwun Tong, Kowloon, Hong Kong

Item 2(c)	Citizenship

People’s Republic of China

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

83548F 309

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a) – (c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

SCHEDULE 13G
CUSIP No. 83548F 309	Page 4 of 5 Pages

Reporting Person	No. of Securities Beneficially Owned		Percent of Class, %		Voting Power			Dispositive Power
					Sole		Shared	Sole		Shared
Jiang Liu	497,943	(1)	9.9	(2)	497,943	(1)	0	497,943	(1)	0

(1)	Consists of 350,000 shares of common stock held directly by the Reporting Person and 147,943 shares of common stock issuable upon exercise of warrants to purchase common stock. The Reporting Person holds 350,000 warrants to purchase shares of common stock. However, the Reporting Person is subject to the beneficial ownership limitation of 9.99%, which limitation restricts the Reporting Person from exercising that portion of the warrants to purchase common stock held by the Reporting Person that would result in the Reporting Person and its affiliates owning, after such exercise a number of shares of common stock in excess of the applicable beneficial ownership limitation.

(3)	Based on 4,836,476 shares of common stock outstanding as of August 5, 2024, as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 83548F 309	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

Dated: September 12, 2024

JIANG LIU

By:	/s/ Jiang Liu
Name:	Jiang Liu